SNIPP INTERACTIVE INC.

SNIPP INTERACTIVE ANNOUNCES NEW LOYALTY PROGRAM WITH LEADING

EDUCATION PUBLISHER AND MEDIA COMPANY

August 31st, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MARYLAND - Snipp Interactive Inc. (TSX VENTURE: SPN) ("Snipp"), an international provider of marketing promotions, rebates and loyalty solutions listed on the TSX Venture Exchange, announced a new loyalty program for a leading worldwide education publisher and media company.

This is the first green-field deployment of Snipp’s SnippLoyalty solution since the acquisition and integration of the platform earlier this year. The deal is global in scope, with the first deployment happening in Australia and New Zealand, followed subsequently by implementations in the EU, Asia, Canada and the US regions.

According to Snipp’s EVP of Loyalty Solutions, Frank Sweeney, “This implementation checks many firsts for us: it is the first truly global program we will be rolling out; it is the first program for us in the education and media space; and it is the first program we have implemented post the acquisition. The integration of receipt processing with loyalty creates a unique solution in the marketplace for multichannel brands. We continue to believe that loyalty will contribute a significant portion of our overall revenues in the future, and already see that a majority of our future pipeline is in loyalty and related solutions.”

The term of the deal with this client is three years and the program has already contributed to Snipp’s recurring revenue base (in Q2, 2015 the program contributed 8% of revenues). The client is currently utilizing the SnippLoyalty Points Engine and Promotions Modules, but opportunities to further expand the scope also exist.

Visit the Snipp website at www.snipp.com for examples of Snipp programs.

About Snipp:

Snipp’s incentive marketing technology platform enables brands and retailers to drive customer engagement and purchase. Our solutions include loyalty, rebates, promotions, rewards and data analytics. SnippCheck, Snipp’s unique receipt processing engine is now the market leader for receipt-based purchase validation, having powered several hundred programs for leading Fortune 500 brands and world-class agencies and partners. 99% of all households in the United States have been exposed to our programs.

Snipp is headquartered in Bethesda, Maryland, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange. We have closed two acquisitions in the past year, the most recent being the acquisition of Hip Digital Media, Inc., a leading digital rewards platform in June 2015.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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